Exhibit 99.2

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2018

INDEX

PAGE

INDEPENDENT AUDITOR’S REPORT	1

CONSOLIDATED BALANCE SHEET
As of December 31, 2018	2

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2018	3

CONSOLIDATED STATEMENT OF STOCKHOLDER’S DEFICIT
For the year ended December 31, 2018	4

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2018	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	6

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of Advantis Certified Staffing Solutions, Inc.

Houston, Texas

We have audited the accompanying consolidated financial statements of Advantis Certified Staffing Solutions, Inc. which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of operations, stockholder’s deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advantis Certified Staffing Solutions, Inc. as of December 31, 2018, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the entity has experienced recurring losses from operations and has a net working capital deficiency which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

March 25, 2019

Houston, Texas

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2018

ASSETS

Current assets:
Cash	$186,657
Trade accounts receivable, net	2,872,847
Accrued receivables	43,421
Prepaid expenses and other currents assets	51,363
Total current assets	3,154,288

Goodwill, net	1,606,274

TOTAL ASSETS	$4,760,562

LIABILITIES AND STOCKHOLDER’S DEFICIT

Current liabilities:
Accounts payable and accrued expenses	$509,183
Accrued interest	768,451
Federal payroll taxes, penalties and interest	2,675,892
State payroll taxes, penalties and interest	109,549
Advance facility	2,264,307
Current portion of related party notes payable	1,338,225
Notes payable	2,082,773
Total current liabilities	9,748,380

Long-term portion of related party notes payable	4,500,000

Total liabilities	14,248,380

Stockholder’s deficit:
Series A common stock - par value $.01 per share; 90,000,000 shares authorized; 750,000 shares issued and outstanding	7,500
Series B common stock - par value $.01 per share; 10,000,000 shares authorized; 9,500,000 shares issued and outstanding	95,000
Additional paid-in capital	16,193,712
Retained deficit	(25,784,030)
Total stockholder’s deficit	(9,487,818)

TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$4,760,562

The accompanying notes are an integral part of these consolidated financial statements.

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Sales	$17,309,927

Payroll and other direct operating expenses	12,440,365

Gross profit	4,869,562

Selling, general, and administrative expenses	5,228,499

Total operating loss	(358,937)

Other expenses:
Interest expense	793,315
Other expense, net	41,441
Total other expenses	834,756

Loss before income tax expense	(1,193,693)

Income tax benefit	(5,879)

NET LOSS	$(1,187,814)

The accompanying notes are an integral part of these consolidated financial statements.

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER’S DEFICIT
YEARS ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total

Balance at December 31, 2017	$102,500	$16,193,712	$(24,596,216)	$(8,300,004)

Net loss	-	-	(1,187,814)	(1,187,814)

Balance at December 31, 2018	$102,500	$16,193,712	$(25,784,030)	$(9,487,818)

The accompanying notes are an integral part of these consolidated financial statements.

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:
Net loss	$(1,187,814)
Adjustment to reconcile net loss to net cash from operating activities:
Bad debt expense	291,209
Amortization of goodwill	289,151
Changes in:
Accounts receivable	(809,198)
Accrued receivables	380,598
Prepaid expenses and other current assets	93,901
Accounts payable and accrued expenses	(139,029)
Accrued interest	359,601
State payroll taxes, penalties, and interest	(5,244)
Net cash from operating activities	(726,825)

Cash flows from financing activities:
Repayments on notes payable	(73,515)
Advance facility, net	349,286
Proceeds from related party notes payable	525,000
Net cash from financing activities	800,771

Net increase in cash	73,946

Cash, beginning of year	112,711

CASH, END OF YEAR	$186,657

Non-cash activity:
Insurance premiums financed	$90,681

Supplemental cash flow information:
Cash paid for interest	$433,714
Income tax refunds	$635

The accompanying notes are an integral part of these consolidated financial statements.

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 1 – ORGANIZATION

Advantis Certified Staffing Solutions, Inc. is organized in the state of Texas. Advantis Managed Solutions, LLC, Advantis Occupational Health, LLC, and Advantis Certified Companies, LLC are wholly owned subsidiaries of Advantis Certified Staffing Solutions, Inc. Advantis Certified Staffing Solutions and subsidiaries (collectively, the “Company”) provide temporary and permanent employment placement solutions in light industrial, clerical/administrative, construction, healthcare, and professional services. The Company has locations in Texas and Michigan.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Accounting principles followed and the methods of applying those principles which materially affect the determination of financial positon, results of operations, and cash flows are summarized below.

Liquidity and Capital Resources – These financial statements have been prepared in accordance with GAAP applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for twelve months from the date of these financial statements. The Company incurred a net loss of $1,187,814 for the year ended December 31, 2018 and has a net working capital deficit of $6,594,092. If the Company’s liquidity needs are not satisfied, it may need to procure funding through additional equity or debt issuances to meet its operational obligations as they become due. There can be no assurance as to the availability or terms upon which such financing and capital might be available. In the absence of cash flow from operations or additional financing or capital, there can be no assurances that the Company will be able to satisfy operational obligations as they come due without restructuring of existing equity and debt arrangements, or externally forced revisions of its operations, or similar action.

Basis of Presentation – The consolidated financial statements include the accounts of Advantis Certified Staffing Solutions, Inc., Advantis Managed Solutions, LLC, Advantis Occupational Health, LLC, and Advantis Certified Companies, LLC. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates – The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Trade Accounts Receivable – Accounts receivables are stated net of an allowance for doubtful accounts. The Company provides allowances which management believes are adequate to absorb losses to be incurred in realizing the amounts of trade accounts receivable recorded in the accompanying consolidated financial statements. Accounts are periodically assessed for collectability, and a provision for uncollectible accounts is charged to earnings. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. The allowance for doubtful accounts as of December 31, 2018 is $792,759. For the year ended December 31, 2018, the Company incurred bad debt expense of $291,209.

Goodwill – The fair value of goodwill is assessed for impairment at least annually. The Company first assesses certain qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount. Those qualitative factors include the following: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant, entity-specific events. If, after performing this qualitative assessment, the Company determines that an impairment is more likely than not, the Company then performs a quantitative impairment test.

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – continued

In performing a quantitative impairment test, the Company compares the fair value to the carrying amount, including goodwill. The fair value is estimated using a combination of the income or discounted cash flows approach, and the market approach, which utilizes comparable companies’ data. If the carrying amount exceeds its fair value, then the amount of impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value to its carrying amount. In calculating the implied fair value, the fair value is allocated to all of the other assets and liabilities based on their fair values. The excess of the fair value over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized when the carrying amount of goodwill exceeds its implied fair value. The Company determined that there was no impairment for goodwill based on its qualitative assessment at December 31, 2018. The Company amortizes goodwill over ten years.

Income Tax – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts for existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.

Authoritative guidance for accounting for uncertainty in income taxes requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination. Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the consolidated financial statements. Generally, the applicable statutes of limitations are three to four years from their filings. The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision.

The Company has amounts owed for delinquent federal and state payroll taxes. As of December 31, 2018, these were $2,785,441. Included in aforementioned amount are penalties of $714,805 and interest of $783,372. As of the date of the financial statements, none of the agreements are finalized and therefore all amounts are stated as current liabilities in these consolidated financial statements.

Revenue Recognition – Revenues from placement of temporary personnel services are included in income as such services are rendered. Also, revenue is recognized subsequent to hiring of employees directly by customers. Accrued receivables are for service hours rendered that had not been billed to customers. Accrued receivables as of December 31, 2018 is $43,421.

Advertising – The Company expenses all advertising costs as incurred. Advertising costs included within selling, general, and administrative expenses were approximately $112,588 for the year ended December 31, 2018.

Concentration of Risk – For the year ended December 31, 2018, one customer accounted for approximately 59% revenue. As of December 31, 2018, one customer accounted for approximately 80% of the accounts receivable balance.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 that introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – continued

This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities. Instead, under this guidance, an entity should perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted for interim and annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company believes that the impact of the implementation of this new guidance on its consolidated financial statements and disclosures will not be significant.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to record most leases on their balance sheet, while expense recognition on the statement of operations remains similar to current lease accounting guidance. The guidance also eliminates real estate-specific provisions and modifies certain aspects of lessor accounting. Under the new guidance, lease classification as either a finance lease or an operating lease will determine how lease-related revenue and expense are recognized. The pronouncement is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effect of the adoption of this guidance on the consolidated financial statements.

Other recent accounting pronouncements issued by the FASB or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

Subsequent Events – The Company’s management has evaluated subsequent events and transactions through March 25, 2019, the date these consolidated financial statements were available to be issued.

NOTE 3 – GOODWILL

Goodwill and intangible assets are summarized as follows as of December 31, 2018:

Goodwill	$3,019,218
Less: accumulated amortization	(1,412,944)

$1,606,274

Amortization expense for goodwill for the year ended December 31, 2018 was $289,151.

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 3 – GOODWILL – continued

Amortization expense for goodwill in each of the next five years and thereafter is expected to be as follows:

Year Ending December 31,
2019	$289,151
2020	289,151
2021	289,151
2022	289,151
2023	289,151
2024 and thereafter	160,519
$1,606,274

NOTE 4 – ADVANCE FACILITY

The Company’s has an arrangement with a lending institution that includes an accounts receivable advance facility. Through this arrangement, the Company receives an advance of 85% of accounts receivable delivered for advance. The arrangement makes the advance on invoiced amounts, less a funding fee of Prime plus 2.50%, with a floor of 5.75%. In addition, the arrangement has a fee of 0.70% for the first 30 days that an account is unpaid, with an additional 0.12% fee every 5 days thereafter that the account remains unpaid. The facility limit is $5,000,000 of which $2,264,307 was outstanding at December 31, 2018. For the year ended December 31, 2018, $337,094 was charged as interest and fees on this facility.

NOTE 5 – NOTES PAYABLE

Notes Payable to Related Parties – The Company has an amended note with a related party that has a principal amount of $4,500,000 and carries interest at the rate of 6.0% per annum. All outstanding and accrued interest is due upon maturity on November 30, 2021. The Company has not made any principal or interest payments on this note as of December 31, 2018. Accrued interest on this note as of December 31, 2018 is $547,320.

As of December 31, 2018, the Company has multiple bridge loan notes from the same related party as the note mentioned above. The balances outstanding on these five bridge loans as of December 31, 2018 is $1,338,225. All outstanding and accrued interest on these notes were due upon maturity on December 31, 2018. The Company is currently in negotiation with the related party to extend the maturity date of these notes. The notes carry interest ranging from 5% to 10.75% per annum.

Notes Payable to Third Parties – The Company has a note payable to a former shareholder for an original principal amount of $1,300,000. The note carries interest at the rate of 8% per annum. The note requires quarterly principal amounts of $108,333 commencing March 31, 2017. If the Company fails to make these quarterly payments, the amount missed will be subject to an additional 2% interest per annum. The Company has not made these principal payments. Accrued interest on this note as of December 31, 2018 is $221,131. All accrued interest and principal is due upon maturity on October 8, 2019.

The Company has notes payable to various third parties totaling $765,607, bearing interest ranging from 4.75% to 10% per annum. These notes matured prior to 2018 and thus are classified as current debt on the balance sheet. The Company is currently not accruing interest on these notes.

All debt is secured by all assets of the Company.

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 5 – NOTES PAYABLE – continued

The Company has financed its insurance premiums. The original principal balance of this note is $90,681 and carries interest at the rate of 8.15% per annum. The note requires eleven monthly interest and principal payments of $8,583 and matures March 31, 2019. Balance outstanding on the financing agreement at December 31, 2018 is $17,166.

Future maturities of debt are as follows:

Years Ending December 31,
2019	$3,420,998
2020	-
2021	4,500,000
$7,920,998

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company has obligations under several non-cancelable operating leases for office space and equipment that expires at various times through 2023. Some of these leases include extension clauses. At December 31, 2018, minimum rental commitments under non-cancelable operating leases were as follows:

Years Ending December 31,
2019	$213,501
2020	229,190
2021	201,559
2022	154,417
2023	46,555
$845,222

Rental and lease expenses were $298,068 for the year ended December 31, 2018.

NOTE 7 – RELATED PARTY TRANSACTIONS

See Note 5 for all related party transactions.

NOTE 8 – INCOME TAXES

Deferred income tax assets and liabilities for the Company are computed for temporary differences between the financial statement basis and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based upon enacted tax laws and rates applicable to the periods in which the differences are expected to be realized. Income tax expenses are the taxes payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

ADVANTIS CERTIFIED STAFFING SOLUTIONS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 8 – INCOME TAXES – continued

Income taxes consists of the following for the year ended December 31, 2018:

Current:
Federal expense	$-
State benefit	(5,879)
(5,879)
Deferred:
Federal expense	62,521
State benefit	(62,521)
-
Total income tax benefit	$(5,879)

The Company has a net deferred tax asset of $4,604,160 as of December 31, 2018, which is comprised of the following significant temporary differences: a) fixed asset differences due to accelerated depreciation methods for tax purposes, b) allowance for doubtful accounts, c) intangible assets differences between book basis and tax basis, d) charitable contributions, e) accrued liabilities, and f) net operating losses carryforward. The Company has recorded a full valuation allowance against the net deferred tax asset. The net operating loss carryforwards begin to expire in 2018 and 2027 for state and federal taxes, respectively.

The significant items causing the effective tax rate of (0.49%) for the year ended December 31, 2018, to be lower than the enacted statutory federal income tax rate of 21% are: a) non-deductible expenses, b) state income taxes, and c) valuation allowance.

NOTE 9 – EMPLOYEE BENEFIT PLAN

Until May 2018, the Company sponsored a 401(k) retirement plan which covered all employees meeting certain eligibility requirements. The Company had the option to make discretionary matching and profit sharing contributions. No discretionary employer match or profit sharing contributions were made for the period from January 1, 2018 until the Plan was terminated in May 2018.

NOTE 10 – CAPITAL STOCK

At December 31, 2018, the Company had common stock reserved for exercise of stock warrants in the amount of $300,000. The stock warrants provide for 250,000 shares of series A shares to be purchased at par value. In addition, warrants provide the holder with series A shares equal to 5% of the total number of fully diluted shares at the time of exercise. At December 31, 2018, this would have represented 50,000 shares of series A stock. These warrants all expire in January 2027. The Company has not recognized any discount for these warrants as the warrants are deemed to have no value

NOTE 11 – SUBSEQUENT EVENTS

On March 19, 2019, the bridge loans mentioned in Note 5 were amended to extend the maturity date to December 31, 2019. All accrued interest and principal are due upon maturity.

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